

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via E-mail</u>
Joseph Neubauer
Chairman and Chief Executive Officer
Aramark Corporation
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

> **Re: Aramark Corporation**
> **Form 10-K for the Fiscal Year Ended October 1, 2010**
> **Filed December 16, 2010**
> **File No. 001-04762**

Dear Mr. Neubauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 1, 2010</u>

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 46</u>

<u>Directors and Executive Officers of the Registrant, page 46</u>

1. Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation, page 48

Compensation Discussion and Analysis, page 48

Bonus, page 52

2. We note that you use adjusted EBIT to determine the maximum potential bonus amounts for each named executive officer. Please confirm that in future filings, in addition to disclosing the percentages of adjusted EBIT and target bonus amounts for each named executive officer, you will also disclose the adjusted EBIT actually achieved, the actual maximum potential bonus amounts, and the actual bonus amounts paid for each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor